# Form C

## Cover Page

Name of issuer:

MOBCRAFT BEER INC

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: WI

Date of organization: 4/9/2012

Physical address of issuer:

505 S 5th St
MILWAUKEE WI 53204

Website of issuer:

http://mobcraftbeer.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☑ Preferred Stock
☐ Debt
☐ Other

If Other, describe the security offered:

Target number of securities to be offered:

91,979

Price:

$6.12000

Method for determining price:

Dividing pre-money valuation $6,002,778.48 (or $4,786,529.25 for investors in the first $250,002.40) by number of shares outstanding on fully diluted basis.

Target offering amount:

$499,998.28

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis

☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,069,996.72

Deadline to reach the target offering amount:

4/30/2022

**NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.**

Current number of employees:

20

| | Most recent fiscal year-end: | Prior fiscal year-end: |
|---|---|---|
| Total Assets: | $2,275,639.00 | $2,222,913.00 |
| Cash & Cash Equivalents: | $142,513.00 | $11,043.00 |
| Accounts Receivable: | $7,274.00 | $27,796.00 |
| Short-term Debt: | $342,694.00 | $356,322.00 |
| Long-term Debt: | $1,901,150.00 | $1,693,689.00 |
| Revenues/Sales: | $1,510,539.00 | $1,783,108.00 |
| Cost of Goods Sold: | $718,881.00 | $607,409.00 |
| Taxes Paid: | $0.00 | $0.00 |
| Net Income: | ($141,106.00) | $102,561.00 |

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

# Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

**THE COMPANY**

1. Name of issuer:

MOBCRAFT BEER INC

**COMPANY ELIGIBILITY**

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

**INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.**

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

## DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

| Director | Principal Occupation | Main Employer | Year Joined as Director |
|---|---|---|---|
| Henry Schwartz | CEO | MobCraft Beer Inc | 2012 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

## OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

| Officer | Positions Held | Year Joined |
|---|---|---|
| Henry Schwartz | President | 2012 |
| Henry Schwartz | CEO | 2012 |
| Henry Schwartz | CFO | 2012 |
| Henry Schwartz | Secretary | 2012 |
| Henry Schwartz | Treasurer | 2012 |
| Andrew Gierczak | Vice President | 2012 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

*INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.*

## PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

| Name of Holder | No. and Class of Securities Now Held | % of Voting Power Prior to Offering |
|---|---|---|
| Henry Schwartz | 500000.0 Class A Common Stock | 58.9 |
| Andrew Gierczak | 250000.0 Class A Common Stock | 29.44 |

*INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.*

*To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.*

## BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

*INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.*

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.*

## RISK FACTORS

**A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.**

**These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.**

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The general public may cease to want to go to taprooms and drink beer. If we saw a significant downturn in the number of customers visiting our establishments our projections would be lower.

For new locations that we plan to open, we could be viewed as outsiders coming into an existing community taking advantage of failed businesses and patrons not come for that reason. This could negatively affect our customer acquisition and sales.

We assume centralizing expenses and some production in a single location will prove to be savings for all locations.

The locations we are currently exploring may no longer be available for purchase or may have changed in price by the time our capital raise is complete. In which case we may need to look for additional locations.

We face competition from breweries that are already established and have far more resources for funding marketing. Attracting and retaining customers in this climate may be difficult.

Companies in the beverage alcohol industry are, from time to time, exposed to class action or other litigation relating to alcohol advertising, product liability, alcohol abuse problems or health consequences from the misuse of alcohol. It is also possible that governments could assert that the use of alcohol has significantly increased government funded health care costs. Litigation or assertions of this type have adversely affected companies in the tobacco industry, and it is possible that we, as well as our suppliers, could be named in litigation of this type.

State and Federal Alcohol laws could change prohibiting us from transferring beer from plant to plant.

Our ability to sell our products depends on the ready acceptance by the consuming public of a trade/brand name and logo and names and logos of its new products. Competitors have developed well-known trade/brand names and logos that have, and may continue to have, superior recognition in the relevant marketplace. There can be no assurance that our products will be well received by the consuming public and relevant markets.

Patrons' interest in dining and drinking in public after the pandemic may take longer than we expect to return to normal.

Any valuation at this stage is difficult to assess.

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Shares you are buying is limited.

Any Shares purchased through this crowdfunding campaign are subject to SEC limitations of transfer. This means that the Shares that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time.

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the brewery industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds, it will not succeed.

The Company, is offering the Shares in the amount of up to $1.07 million in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of the Offering, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment.

We will likely need to engage in common equity, debt, or preferred stock

financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds.

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information.

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management s control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and hive limited revenue and operating history

The  Company has a short history, few customers, and limited historical revenues. If you are investing in this company, it is because you think that MobCraft Beer is a good idea, that the team will be able to successfully market, and sell its products and services, that we can price them right and sell them to enough peoples so that the  Company will succeed. Further, there is no assurance that we will be profitable.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them.

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or

that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.

Prior to the Offering the Company's current owners of 20% or more beneficially own up to 51.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.

There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

Purchasers will grant a proxy to vote their Securities to the intermediary or its affiliate, and, thus, will not have the right to vote on any matters submitted to a vote of the stockholders of the Company. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.

By signing an irrevocable proxy in connection with the purchase of the Securities, you will grant a proxy to the intermediary or its affiliate to vote the Securities on all matters coming before the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a shareholder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.

We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Your ownership of the shares of Series Seed Preferred Stock will be subject to dilution.

If the Company conducts subsequent Offerings of Series Seed Preferred Stock or securities convertible into Series Seed Preferred Stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.

The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends

payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.

The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of Series Seed Preferred Stock.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

*INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.*

# The Offering

**USE OF FUNDS**

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$499,998**

Use of Proceeds: 92.5% toward opening the second MobCraft location.
7.5% toward Wefunder fees

---

If we raise: **$1,069,997**

Use of Proceeds: 46.25% toward opening a second 46.25% towards a third MobCraft location. 7.5% toward Wefunder fees

*INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubcriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.*

**DELIVERY & CANCELLATIONS**

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

**NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.**

**The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).**

**If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.**

**If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.**

**An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.**

**If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.**

**If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.**

**Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.**

**The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.**

**If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.**

# Ownership and Capital Structure

**THE OFFERING**

13. Describe the terms of the securities being offered.

Priced Round: $6,002,778.48084 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

MOBCRAFT BEER INC is offering up to 185,216 shares of Series Seed Preferred Stock, at a price per share of $6.12.

Investors in the first $250,002.40 of the offering will receive stocks at a price per share of $4.88, and a pre-money valuation of $4,786,529.25

The campaign maximum is $1,069,996.72 and the campaign minimum is $499,998.28.

**Securities Issued by the SPV**

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV has been formed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company.As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

**Voting Rights**

If the securities offered by the Company and those offered by the SPV have

voting rights, those votings rights may be exercised by the investor or his or her proxy. The applicable proxy is theLead Investor, if the Proxy (described below) is in effect.

**Proxy to the Lead Investor**

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transfereesor assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor.Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

**Restriction on Transferability**

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

**Major Investor Rights; Additional Rights of All Investors.**
(a) Information Rights. The Company will furnish to the undersigned if the undersigned has invested at least Thirty Thousand Dollars ($30,000) in this offering and has thereby become a Major Investor (a "Major Investor") (1) annual unaudited financial statements for each fiscal year of the Company, including an unaudited balance sheet as of the end of such fiscal year, an unaudited statement of operations and an unaudited statement of cash flows of the Company for such year, all prepared in accordance with the Company's books and records; and (2) quarterly unaudited financial statements for each fiscal quarter of the Company (except the last quarter of the Company's fiscal year), including an unaudited balance sheet as of the end of such fiscal year, an unaudited statement of operations and an unaudited statement of cash flows of the Company for such quarter, all prepared in accordance with generally accepted accounting principles and practices, subject to changes resulting from normal year-end audit adjustments. If the Company has audited records of any of the foregoing, it shall provide those in lieu of the unaudited versions. The filing of an annual report on Form C/AR shall be deemed to satisfy the requirement to provide annual financial information described above.

14. Do the securities offered have voting rights?

☑ Yes
☐ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

## RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

**NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.**

**The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.**

## DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

| Class of Security | Securities (or Amount) Authorized | Securities (or Amount) Outstanding | Voting Rights |
|---|---|---|---|
| Preferred | 5,000,000 | 0 | Yes |

| | | | |
|---|---|---|---|
| [illegible] | [illegible] | [illegible] | Yes |
| Class B Common | 15,000,000 | 19,867.847 | Yes |
| Class A Common | 8,000,000 | 848,958.31 | Yes |

| Class of Security | Securities Reserved for Issuance upon Exercise or Conversion |
|---|---|
| Warrants: | |
| Options: | 112,020 |

Describe any other rights:

Holders of Series Seed Preferred Stock have a liquidation preference over the holders of common stock that equal to the higher of (a) one times the Original Issue Price ($6.12) plus declared but unpaid dividends on each share of Series Seed Preferred Stock or (b) the amount obtained if the holder converts the Series Seed Preferred Stock to Class B Common Stock immediately prior to the liquidation with the balance of proceeds paid to holders of common stock of the Company. A merger, reorganization or similar transaction will be treated as a liquidation. For the avoidance of doubt, the Original Issue Price shall be $6.12 regardless of whether the Purchasers received the Early Bird Discount or not.

The Series Seed Preferred Stock is convertible into one share of Class B Common Stock (subject to proportional adjustments for stock splits, stock dividends, and the like) at any time at the option of the holder.

The Series Seed Preferred votes together with the Common Stock on all matters on an as-converted basis. In addition, the Company may not change the rights, powers or privileges of the Series Seed Preferred Stock or create a new class or series of capital stock that is senior to the Series Seed Preferred Stock without the consent of the holders of a majority of the outstanding Series Seed Preferred Stock voting as a separate class, unless the Company offers holders of the Series Seed Preferred Stock the right to convert or exchange their Series Seed Preferred Stock into capital stock of the Company having such senior rights, powers, or privileges.

Purchasers who have invested at least $30,000 ("Major Investors") will receive standard information and inspection rights. Major Investors will have the right to participate on a pro rata basis in subsequent issuances of equity securities.

The Series Seed Preferred Stock will be given the same rights as the next series of Preferred Stock (with appropriate adjustments for economic terms).

Series A Common Shareholders are entitled to 15 votes per share, and Series B Shareholders are entitled to 1 vote per share.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

None

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. **The shareholders** have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

1. unrelated third party valuations of our common stock;
2. the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
3. our results of operations, financial position and capital resources;
4. current business conditions and projections;
5. the lack of marketability of our common stock;
6. the hiring of key personnel and the experience of our management;
7. the introduction of new products;
8. the risk inherent in the development and expansion of our products;
9. our stage of development and material risks related to our business;
10. the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
11. industry trends and competitive environment;
12. trends in consumer spending, including consumer confidence;
13. overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
14. the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

*Loan*

| | |
|---|---|
| **Lender** | Andrew Gierczak |
| **Issue date** | 04/06/14 |
| **Amount** | $7,500.00 |
| **Outstanding principal plus interest** | $8,683.69 as of 08/20/21 |
| **Interest rate** | 2.0% per annum |
| **Maturity date** | 04/07/22 |
| **Current with payments** | Yes |

*Startup note from Co-Founder Andrew Gierczak*

*Loan*

| | |
|---|---|
| **Lender** | Henry Schwartz |
| **Issue date** | 04/06/14 |
| **Amount** | $20,000.00 |
| **Outstanding principal plus interest** | $21,151.52 as of 08/20/21 |
| **Interest rate** | 2.0% per annum |
| **Maturity date** | 04/07/22 |
| **Current with payments** | Yes |

*Startup note from Co-Founder Henry Schwart*

*Loan*

| | |
|---|---|
| **Lender** | Henry Schwartz |
| **Issue date** | 06/27/16 |
| **Amount** | $23,866.00 |
| **Outstanding principal plus interest** | $19,047.20 as of 08/21/21 |
| **Interest rate** | 0.0% per annum |
| **Current with payments** | Yes |

*Henry advance - no maturity date*

*Loan*

| | |
|---|---|
| **Lender** | Anthony Gierczak II |
| **Issue date** | 07/05/16 |
| **Amount** | $4,000.00 |
| **Outstanding principal plus interest** | $4,427.68 as of 08/05/21 |
| **Interest rate** | 2.0% per annum |
| **Maturity date** | 04/07/22 |

| | |
|---|---|
| **Maturity date** | 04/07/22 |
| **Current with payments** | Yes |

*Note from Father of Co-Founder*

*Loan*

| | |
|---|---|
| **Lender** | Henry Schwartz |
| **Issue date** | 12/25/16 |
| **Amount** | $10,000.00 |
| **Outstanding principal plus interest** | $10,977.42 as of 08/26/21 |
| **Interest rate** | 2.0% per annum |
| **Maturity date** | 04/07/22 |
| **Current with payments** | Yes |

*Note From Co-Founder Henry Schwartz*

*Loan*

| | |
|---|---|
| **Lender** | Anthony Gierczak II |
| **Issue date** | 12/26/16 |
| **Amount** | $4,000.00 |
| **Outstanding principal plus interest** | $4,390.97 as of 08/26/21 |
| **Interest rate** | 2.0% per annum |
| **Maturity date** | 04/07/22 |
| **Current with payments** | Yes |

*Loan from Father of Co-Founder*

*Loan*

| | |
|---|---|
| **Lender** | Ascentium Capital |
| **Issue date** | 11/16/19 |
| **Amount** | $5,795.00 |
| **Outstanding principal plus interest** | $2,092.80 as of 08/06/21 |
| **Interest rate** | 0.0% per annum |
| **Maturity date** | 09/01/22 |
| **Current with payments** | Yes |

*TOast 0& interest loan for point of sale system*

*Loan*

| | |
|---|---|
| **Lender** | Small Business Administration |
| **Issue date** | 06/14/20 |
| **Amount** | $500,000.00 |
| **Outstanding principal plus interest** | $508,296.23 as of 08/22/21 |
| **Interest rate** | 3.75% per annum |
| **Maturity date** | 06/15/50 |
| **Current with payments** | Yes |

*EIDL Loan. In March 2021, the Company's original EIDL of $150,000 (in June 2020) increased to $500,000 with all terms remaining equal.*

*Loan*

| | |
|---|---|
| **Lender** | Summit Credit Union |
| **Issue date** | 11/22/20 |
| **Amount** | $102,014.00 |
| **Outstanding principal plus interest** | $91,462.02 as of 08/15/21 |
| **Interest rate** | 6.5% per annum |
| **Maturity date** | 06/15/24 |
| **Current with payments** | Yes |

*The original balance was $136,737.2 dated 6/28/19 terms were changed in 11/20 due to SBA interest-only payments*

*Loan*

| | |
|---|---|
| **Lender** | Summit Credit Union |
| **Issue date** | 11/22/20 |
| **Amount** | $1,328,487.00 |
| **Outstanding principal plus interest** | $1,289,048.11 as of 08/29/21 |
| **Interest rate** | 5.25% per annum |
| **Maturity date** | 07/15/31 |
| **Current with payments** | Yes |

*The original loan amount was $1.7M dated 1/15/16 terms were changed Due to SBA Interest-only Payments due to COVID in 11/2020.*

*Loan*

| | |
|---|---|
| **Lender** | Sarah and Mike Halstead |
| **Issue date** | 12/30/20 |
| **Amount** | $16,803.00 |

| | |
|---|---|
| **Outstanding principal plus interest** | $13,069.29 as of 08/16/21 |
| **Interest rate** | 1.0% per annum |
| **Maturity date** | 12/31/23 |
| **Current with payments** | Yes |

*The contract also includes a profit distribution of 10% of the Operating Income of the MobCraft Walkers Point Kitchen. For the term of the note.*

*Loan*

| | |
|---|---|
| **Lender** | Summit Credit Union |
| **Issue date** | 01/24/21 |
| **Amount** | $182,875.00 |
| **Outstanding principal plus interest** | $182,875.00 as of 08/22/21 |
| **Interest rate** | 1.0% per annum |
| **Maturity date** | 01/25/22 |
| **Current with payments** | Yes |

*PPP Loan #2 will be forgiven*

*Loan*

| | |
|---|---|
| **Lender** | MADDEN REVOCABLE LIVING TRUST |
| **Issue date** | 08/26/21 |
| **Amount** | $151,849.00 |
| **Outstanding principal plus interest** | $150,345.09 as of 09/12/21 |
| **Interest rate** | 8.0% per annum |
| **Maturity date** | 02/14/28 |
| **Current with payments** | Yes |

*Madden Note (Previously a convertible note)*

*INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.*

25. What other exempt offerings has the issuer conducted within the past three years?

| Offering Date | Exemption | Security Type | Amount Sold | Use of Proceeds |
|---|---|---|---|---|

No exempt offerings.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

| | |
|---|---|
| **Name** | Andrew Gierczak |
| **Amount Invested** | $7,500.00 |
| **Transaction type** | Loan |
| **Issue date** | 04/06/14 |
| **Outstanding principal plus interest** | $8,683.69 as of 08/20/21 |
| **Interest rate** | 2.0% per annum |
| **Maturity date** | 04/07/22 |
| **Current with payments** | Yes |
| **Relationship** | Co-Founder |

| | |
|---|---|
| **Name** | Henry Schwartz |
| **Amount Invested** | $20,000.00 |
| **Transaction type** | Loan |
| **Issue date** | 04/06/14 |
| **Outstanding principal plus interest** | $21,151.52 as of 08/20/21 |
| **Interest rate** | 2.0% per annum |
| **Maturity date** | 04/07/22 |
| **Current with payments** | Yes |
| **Relationship** | Co-Founder |

| | |
|---|---|
| **Name** | Henry Schwartz |
| **Amount Invested** | $23,866.00 |

| | |
|---|---|
| **Transaction type** | Loan |
| **Issue date** | 06/27/16 |
| **Outstanding principal plus interest** | $19,047.20 as of 08/21/21 |
| **Interest rate** | 0.0% per annum |
| **Current with payments** | Yes |
| **Relationship** | Founder |

| | |
|---|---|
| **Name** | Anthony Gierczak II |
| **Amount Invested** | $4,000.00 |
| **Transaction type** | Loan |
| **Issue date** | 07/05/16 |
| **Outstanding principal plus interest** | $4,427.68 as of 08/05/21 |
| **Interest rate** | 2.0% per annum |
| **Maturity date** | 04/07/22 |
| **Current with payments** | Yes |
| **Relationship** | Father of Co-Founder |

| | |
|---|---|
| **Name** | Henry Schwartz |
| **Amount Invested** | $10,000.00 |
| **Transaction type** | Loan |
| **Issue date** | 12/25/16 |
| **Outstanding principal plus interest** | $10,977.42 as of 08/26/21 |
| **Interest rate** | 2.0% per annum |
| **Maturity date** | 04/07/22 |
| **Current with payments** | Yes |
| **Relationship** | Co-Founder |

| | |
|---|---|
| **Name** | Anthony Gierczak II |
| **Amount Invested** | $4,000.00 |
| **Transaction type** | Loan |
| **Issue date** | 12/26/16 |
| **Outstanding principal plus interest** | $4,390.97 as of 08/26/21 |
| **Interest rate** | 2.0% per annum |
| **Maturity date** | 04/07/22 |
| **Current with payments** | Yes |
| **Relationship** | Father of Co-Founder |

| | |
|---|---|
| **Name** | Sarah and Mike Halstead |
| **Amount Invested** | $16,803.00 |
| **Transaction type** | Loan |
| **Issue date** | 12/30/20 |
| **Outstanding principal plus interest** | $13,069.29 as of 08/16/21 |
| **Interest rate** | 1.0% per annum |
| **Maturity date** | 12/31/23 |
| **Current with payments** | Yes |
| **Relationship** | Employee of MobCraft |

*INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.*

*Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.*

*The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.*

*Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.*

# FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

**Management's Discussion and Analysis of Financial Condition and Results of**

**Management's Discussion and Analysis of Financial Condition and Results of Operations**

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

**Overview**

We make and serve beer and other fermented beverages. Many different kinds, from traditional styles to the cutting-edge flavors of your dreams! We're a crowdsourced brewery and turn ideas into beer. We sell beer to distributors/stores in WI MN IL, as well as direct to consumers through our taproom and eCommerce platforms to 17 states. We've also started making first of their kind non-beer beverages and will be launching our first creation, Agave Fizz.

In 5 years, we would like to have 8 taproom locations, serving up pints and food, Expand our ecommerce footprint to be nationwide, and continue to expand our product line to include beverages you don't even know you want yet! These projections cannot be guaranteed.

**Milestones**

MobCraft Beer, Inc. was incorporated in the State of Wisconsin in June 2014.

MobCraft Beer, Inc. ("the Company") was originally formed in Wisconsin as a Limited Liability Company on April 9th, 2012 before converting to a C Corporation.

Since then, we have:

- Uniquely successful craft beer taproom model generating over $400k profit annually.
- 90,000+ annual visitors at MobCraft's Milwaukee location.
- Grew 17% at wholesale during 2020 pandemic.
- Prolific (300+ beers) and multi-award winning brewery.
- Robust plan in place to expand retail locations, centralize expenses, & minimize inefficiencies.
- Unique crowdsourcing concept engages customers and creates a fast-growing base of lifelong fans.
- Craft beer market growing at 14.1% CAGR.

**Historical Results of Operations**

- *Revenues & Gross Margin.* For the period ended December 31, 2020, the Company had revenues of $1,510,539 compared to the year ended December 31, 2019, when the Company had revenues of $1,783,108. Our gross margin was 52.41% in fiscal year 2020, compared to 65.94% in 2019.
- *Assets.* As of December 31, 2020, the Company had total assets of $2,275,639, including $142,513 in cash. As of December 31, 2019, the Company had $2,222,913 in total assets, including $11,043 in cash.
- *Net Loss/Income.* The Company has had a net loss of $141,106 and net income of $102,561 for the fiscal years ended December 31, 2020 and December 31, 2019, respectively.
- *Liabilities.* The Company's liabilities totaled $2,243,844 for the fiscal year ended December 31, 2020 and $2,050,011 for the fiscal year ended December 31, 2019.

**Related Party Transaction**

Refer to Question 26 of this Form C for disclosure of all related party transactions.

**Liquidity & Capital Resources**

To-date, the company has been financed with $2,919,077 in debt, $69,538 in equity, and $60,210 in grants.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 8 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 8 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

**Runway & Short/Mid Term Expenses**

MOBCRAFT BEER INC cash in hand is $347,778, as of August 2021. Over the last

three months, revenues have averaged $183,239.58/month, cost of goods sold has averaged $107,621/month, and operational expenses have averaged $136,973/month, for an average burn rate of $61,354.42 per month. Our intent is to be profitable in 4 months.

Since the date our financials cover, we've received additional PPP and EIDL loans which have offset 2020 losses. We have also seen an increase in retail traffic and revenues in the taproom getting closer to pre-pandemic levels.

Over the next 6 Months, we expect to see revenues of $1,304,957, COGS of $509,813, expenses of $957,524 and profit of $241,391. Forward looking projections cannot be guaranteed.

Outside of funds raised in this offering, if do not reach our goals in their entirety we will rely on traditional bank debt.

*INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.*

# FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Henry Schwartz, certify that:

(1) the financial statements of MOBCRAFT BEER INC included in this Form are true and complete in all material respects ; and

(2) the tax return information of MOBCRAFT BEER INC included in this Form reflects accurately the information reported on the tax return for MOBCRAFT BEER INC filed for the most recently completed fiscal year.

*Henry Schwartz*

CEO

# STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

- i. at the time of the filing of this offering statement bars the person from:
  - A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
  - B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
  - C. engaging in savings association or credit union activities? ☐ Yes ☑ No
- ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

**If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.**

*INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.*

*No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.*

# OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as

circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

*INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:*
*(a) a description of the material content of such information;*
*(b) a description of the format in which such disclosure is presented; and*
*(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.*

# ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://mobcraftbeer.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

# APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird Mobcraft Beer Subscription Agreement
- SPV Subscription Agreement
- Mobcraft Beer Subscription Agreement

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Andrew Gierczak
- Henry Schwartz

Appendix E: Supporting Documents

- ttw_communications_76040_192358.pdf

Mobcraft_Term_Sheet.pdf

## Signatures

*Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.*

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird Mobcraft Beer Subscription Agreement
- SPV Subscription Agreement
- Mobcraft Beer Subscription Agreement

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Andrew Gierczak
- Henry Schwartz

Appendix E: Supporting Documents

- ttw_communications_76040_192358.pdf
- Mobcraft_Term_Sheet.pdf

*Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.*

MOBCRAFT BEER INC

By

Henry Schwartz

President & Founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Andrew Gierczak

Vice President & Founder

9/21/2021

Henry Schwartz

President & Founder

9/21/2021

*The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.*

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.